UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

15 August 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

15 August 2024

Resolutions under section 249N of the Corporations Act for consideration at BHP’s 2024 AGM

In accordance with ASX Listing Rule 3.17A, BHP Group Limited (BHP) advises that it has received the attached resolutions for consideration at BHP’s 2024 Annual General Meeting under s 249N of the Corporations Act from shareholders representing less than 0.17% of BHP’s shares on issue.

These resolutions have been received ahead of the intended release of BHP’s second Climate Transition Action Plan. BHP has engaged with investors, including the requisitioning group, in the lead up to releasing this Plan.

BHP’s Notice of Annual General Meeting will include the requisitioned resolutions, the requisitioners’ statements of support, and the Board’s voting recommendations and response.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

ATTACHMENT

Resolution 1

To insert into our Company’s constitution the following new clause 60A:

Member resolutions at general meeting

The members in general meeting may by ordinary resolution express an opinion, or request information about the way in which a power of the Company partially or exclusively vested in the directors has been or should be exercised. However, such a resolution must relate to an issue of material relevance to the Company or the Company’s business, and cannot either advocate action which would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the directors or the Company.

Resolution 2

In light of the commercial imperative to be well-positioned as global demand shifts towards green steel, shareholders request the Company provide additional disclosures about its plans for Scope 3 emissions reductions from processing iron ore. In order to enhance market confidence, these disclosures should address:

•	planned expenditure for steel decarbonisation investment over the forward three years, along with the estimated emissions reduction impact of each investment

•	the Company’s plans for delivering net zero emissions from iron ore processing by 2050, including timelines, investment priorities, and governance oversight

•	optimal policy settings that would promote emissions reductions across the steel value chain.

These disclosures should initially be published before the Company’s 2025 AGM. Thereafter, they should be updated alongside company reporting in each year that material changes are made. This should be undertaken at reasonable cost and omit commercial-in-confidence information.

Nothing in this resolution should be read as limiting the Board’s discretion to take decisions in the best interests of the Company.

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Neil Burrows +44 7786 661 683	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Renata Fernandez +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 15, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary